UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MITEL NETWORKS CORPORATION

(Exact name of the registrant as specified in its charter)

Canada	001-34699	98-0621254
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

350 Legget Drive

Ottawa, Ontario K2K 2W7

(Address of Principal Executive Offices) (Zip Code)

(613) 592-2122

(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

SECTION 1 – Conflict Minerals Disclosure

Item 1.01: CONFLICT MINERALS DISCLOSURE AND REPORT

Mitel Networks Corporation (“Mitel”, “us” and “we”) is a global provider of business communications and collaboration software, services and solutions that address the needs of businesses of any size, from the smallest company to the largest enterprise. Mitel supports the goals and objectives of Section 1502 of the Dodd-Frank Act (the “Act”), which aims to prevent the use of conflict minerals that directly or indirectly finance or benefit armed groups in The Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) as defined in the Act (Conflict Region). Conflict minerals include: columbite-tantalite (coltan) (i.e., tantalum), cassiterite (i.e., tin), gold, wolframite (i.e., tungsten) or their derivatives and could expand to include any other mineral or their derivative determined by the U.S. Secretary of State to be financing the Covered Countries conflict.

As per Mitel’s supplier qualification process, Mitel expects its suppliers to exercise due diligence on the source and chain of custody of minerals used in the manufacturing of Mitel’s products and for our suppliers to make their due diligence findings available to their customers. Specifically, we require Mitel suppliers to:

–	utilize a reasonable due diligence program to ensure 3TGs (Tungsten, Tantalum, Tin, Gold) materials necessary in the functionality or production of supplied materials do not directly or indirectly fund armed conflicts in the Covered Countries or adjoining countries and are not from scrap or recycled sources (“Conflict Minerals”);

–	provide EICC-GeSI surveys to Mitel containing necessary information to assist Mitel with the compliance obligations of the U.S. Securities & Exchange Commission;

–	provide oversight to the lower levels of their supply chains using reasonable efforts to determine the source of the specified metals; and

–	undertake corrective action plans to address, in a reasonable timeframe, any non-compliance of our policy.

Mitel’s conflict mineral policy (the “Conflict Mineral Policy”) has been communicated to all of its current primary suppliers. Any new requests for price quotations, contracts and contract amendments reference these requirements. Compliance with this policy is a requirement for all direct material supplier contracts.

(a) Mitel has determined that Conflict Minerals are necessary to the functionality or production of its products. In 2013, Mitel contracted for the manufacture of products containing Conflict Minerals but did not directly manufacture products containing Conflict Minerals.

(b) Mitel conducted a reasonable country of origin inquiry in 2013 regarding Conflict Minerals utilized in its products. That reasonable country of origin inquiry was designed to determine whether those Conflict Minerals present in Mitel products originated in the Democratic Republic of the Congo or an adjoining country or arose from recycled or scrap sources. That reasonable country of origin inquiry revealed that Mitel conflict minerals did not likely arise from scrap or recycled sources but may have originated in the Democratic Republic of the Congo or adjoining country.

(c) Mitel exercised due diligence regarding the source and chain of custody of its Conflict Minerals through utilization of a nationally recognized due diligence framework, as more particularly described in the Mitel Conflict Minerals Report filed as Exhibit 1.02. Mitel is unable, after exercising due diligence, to determine whether its products contain Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. As such, Mitel products produced in calendar year 2013 are DRC Conflict Undeterminable.

A copy of the Conflict Minerals Report filed for the calendar year ended December 31, 2013 is publicly available electronically at www.mitel.com.

Item 1.02: EXHIBIT

The Conflict Minerals Report for the calendar year ended December 31, 2013 is filed as Exhibit 1.02 hereto.

SECTION 2 – EXHIBITS

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014	MITEL NETWORKS CORPORATION

	By:	/s/ Greg Hiscock
	Name:	Greg Hiscock
	Title:	General Counsel and Corporate Secretary